GOLDMAN SACHS & CO. LLC

200 West Street

New York, New York 10282

August 13, 2020

VIA EDGAR

Pam Howell

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         one

Registration Statement on Form S-1

Filed July 30, 2020, as amended

File No. 333-240203

Dear Ms. Powell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of one that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Monday, August 17, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 2,250 copies of the Preliminary Prospectus dated August 12, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]